FAIRFAX  News Release
TSX Stock Symbol:  (FFH and FFH.U)

TORONTO, August 28, 2018

FAIRFAX DONATING US$1 MILLION FOR KERALA FLOOD RELIEF

Fairfax Financial Holdings Limited ("Fairfax") (TSX:FFH and FFH.U), recognizing the shattering scope of the recent floods in Kerala, India, is donating US$1 million towards relief and recovery from those floods, working primarily through the Red Cross.

"The extent of the devastation in Kerala, and the damage to the property and lives of the people of Kerala, is almost beyond comprehension.  Fairfax wants to stand among all those individuals and companies who are extending themselves to provide support to the people of Kerala," said Prem Watsa, Chairman and Chief Executive Officer of Fairfax.

Fairfax is a holding company which, through its subsidiaries, is engaged in property and casualty insurance and reinsurance and investment management.

For further information contact:  John Varnell, Vice President, Corporate Development, at (416) 367-4941